                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number    016441

(Check One):

[X] Form 10-K and Form 10-KSB       [ ] Form 20-F             [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB       [ ] Form N-SAR

         For Period Ended: For the Fiscal Year Ended December 31, 1998
         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         ------------------------------
         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I--REGISTRANT INFORMATION

                                CODE-ALARM, INC.

                                950 East Whitcomb
            Address of Principal Executive Office (Street and Number)


                            Madison Heights, MI  48071
                            City, State and Zip Code


PART II--RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K or Form 10-KSB, 20-F, 11-K, 10-Q or Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                         Please see attached Exhibit A.

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

           Craig S. Camalo             248                583-9620
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                (Name)             (Area Code)       (Telephone Number)


        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [X] Yes [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [X] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Please see attached Exhibit B.

                                CODE-ALARM, INC.
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 30, 1998              By  /s/ Craig S. Camalo
     --------------                  ------------------------------------------
                                         Craig S. Camalo, Vice President
                                         of Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                                    EXHIBIT A

                              PART III - NARRATIVE

    Management's attention to the completion of a transaction involving additional financing for the Company has prevented the Company from the closing of its books and records for the 1998 year end. Until the financing transaction is completed (which was originally anticipated to be by mid March, but is now expected to be by April 2, 1999), additional time is necessary to enable the Company to prepare its consolidated financial statements for the year ended December 31, 1998.

                                    EXHIBIT B

                          PART IV - OTHER INFORMATION

    The Company will incur a consolidated net loss of approximately $6.5 million for its fiscal year ended December 31, 1998, as compared to 1997 consolidated net loss of $21.4 million, as litigation expenses in 1998 were less than in 1997, and 1997 reflects a $4.2 million deduction related to the intrinsic value of a beneficial conversion feature on preferred stock.